

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2022

Chris Hollod
Co-Chief Executive Officer
Tailwind Two Acquisition Corp.
150 Greenwich Street, 29th Floor
New York, New York 10006

> **Re:** **Tailwind Two Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 4, 2022**
> **File No. 333-261378**

Dear Mr. Hollod:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed January 4, 2022

Terran Orbital relies on third parties for a supply of equipment, page 54

1. Please revise the disclosure in this risk factor to clarify whether Terran Orbital has been materially impacted by recent supply chain issues, such as those affecting the semiconductor industry.

The Proposed Certificate of Incorporation, page 99

2. Your revisions in response to prior comment 12 do not address whether the provision applies to claims arising under the Exchange Act. Similarly, your proposed articles of incorporation does not address whether the provision applies to claims under the Exchange Act. Please disclose whether the provision applies to such claims, the related

risks to investors and any uncertainty about enforceability. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Background to the Business Combination, page 125

3.   We note your revisions in response to prior comment 15. Please expand to clarify why the level of interest in the PIPE was inadequate, such as lack of investor interest and the underlying reasons communicated. Also discuss whether, and if so how, your Board considered that in determining to approve the transaction.

Certain Terran Orbital Projected Financial Information, page 141

4.   We note your response to prior comment 16. Please clarify how the assumptions relate to the forecasted financial information and quantify the assumptions that were used. For example, quantify the "expected growth in the market" mentioned in the last bullet point on page 142. Also, revise to clarify the assumptions beyond year three and quantify the assumptions to the extent practicable. In addition, disclose in greater detail the extent to which third-party sources were relied on in determining the forecasts, identify the sources and disclose how that information resulted in the forecasts disclosed on page 143.

2. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2021, page 204

5.   We have read your response to prior comment twenty-one. You disclosed that the fair value of the liability was estimated using the discounted cash flow valuation method applied to the sixteen quarterly payments due to the Insider PIPE Investor with a discount rate based on an estimated credit rating of CCC. Please revise your footnote to disclose the actual discount rate used in your fair value calculation.

Critical Accounting Policies and Estimates
Fair Value Measurements, page 257

6.   We have read your response to prior comment twenty-eight. You indicate that the valuation of your common stock has been determined using an option pricing model, which considers the discounted cash flow method, guideline publicly-traded company method, guideline transaction method, and market calibration method. Please provide the following:
   • Please help us understand how you used an option pricing model to determine the valuation of your common stock. Please address any significant assumptions or estimates used to allocate fair value to your common stock; and
   • Please also disclose your considerations of the discounted cash flow method,

guideline publicly-traded company method, guideline transaction method and market calibration method. Please disclose how these valuation methods were used in determining the fair value of your common stock. Please address any significant assumptions or estimates used in your determination of fair value. Please disclose whether the results of your various valuation methods were weighted in determining your enterprise value.

<u>Executive and Director Compensation of Terran Orbital, page 261</u>

7. Please update your compensation disclosure to reflect the most recently completed fiscal year.

<u>General</u>

8. We note your response to prior comment 31. Please revise to clarify why the Board considered obtaining the fairness opinion as part of its due diligence and evaluation of the business combination. It is unclear from your disclosure why, like many other similar business combinations, your Board did not evaluate the transaction without obtaining such an opinion.

9. While we note your revisions in response to prior comment 32, it continues to be unclear what services, if any, will be provided for the "fee." If none, state so directly and ensure your disclosure states clearly, if true, that the shares will be issued for essentially no consideration.

You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Christian O. Nagler, Esq.